February 11, 2003

U.S. Securities and Exchange Commission

(EDGAR FILING)

Gentlemen:

Enclosed is a copy of the disclosure letter that is being issued today by Philippine Long Distance Telephone Company (the "Company”), regarding the appointment of JPMorgan Chase Bank as Successor Depositary for the Company’s American Depositary Receipt (ADR) common (NYSE:PHI) and Global Depositary Receipt (GDR) (NYSE:PHIPRA) programs.

Thank you.

Very truly yours, PHILIPPINE LONG DISTANCE TELEPHONE COMPANY MA. LOURDES C. RAUSA-CHAN Corporate Secretary

February 11, 2003	SECURITY CODE: CM-040

Philippine Stock Exchange, Inc.

Disclosure Department

4th Floor PSE Centre

Exchange Road, Ortigas Center

Pasig City

Attention: Mr. Jose G. Cervantes

Senior Vice President

Ladies and Gentlemen:

In compliance with Section 17.1(b) and Section 17.3 of the Securities Regulation Code, we submit herewith a Current Report with respect to a discloseable event/information. This shall also serve as the disclosure letter for the purpose of complying with PSE Corporate Disclosure Requirements.

Thank you.

Very truly yours,

MA. LOURDES C. RAUSA-CHAN

Corporate Secretary

February 11, 2003

SECURITIES & EXCHANGE COMMISSION

Corporate Finance Department

SEC Building, EDSA

Mandaluyong City

Attention : Atty. Justina F. Callangan

Director, Corporate Finance Department

Gentlemen:

Re : Philippine Long Distance Telephone Company

SEC Registration No. PW-55

In accordance with Section 17.1(b) of the Securities Regulation Code, we submit herewith five (5) copies of a Current Report with respect to a discloseable event/information.

Thank you.

Respectfully yours,

MA. LOURDES C. RAUSA-CHAN

Corporate Secretary

SECURITIES AND EXCHANGE COMMISSION

CURRENT REPORT UNDER SECTION 17

OF THE SECURITIES REGULATION CODE

1.                  11 February 2003

Date of Report (Date of earliest event reported)

2.                  SEC Identification Number PW-55

3.                  BIR Tax Identification No. 000-488-793

4.                  PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

Exact name of registrant as specified in its charter

5. PHILIPPINES 6. _____________ (SEC Use Only)

Province, country or other jurisdiction Industry Classification Code of Incorporation

7. Ramon Cojuangco Building, Makati Avenue, Makati City 1200

Address of principal office Postal Code

8. (632) 814-3664; 814-3552

Registrant's telephone number, including area code

9. Not Applicable

Former name or former address, if changed since last report

10.             Securities registered pursuant to Sections 8 of the Securities Regulation Code

Title of Each Class Number of Shares of Common Stock

Licensed and Amount of Debt Outstanding

Effective February 10, 2003, Philippine Long Distance Telephone Company (“PLDT”) has appointed JPMorgan Chase Bank as Successor Depositary for the Company’s American Depositary Receipt (ADR) common (NYSE:PHI) and Global Depositary Receipt (GDR) (NYSE: PHIPRA) programs.

Each PLDT ADR (CUSIP 718252604) represents one common share, and each PLDT GDR (CUSIP 718252703) represents one Series III convertible preferred share. PLDT’s common shares are traded on the Philippine Stock Exchange (CUSIP PH7182521093).

For more information, kindly visit jpmorganchase.com and JPMorgan’s adr.com.

SIGNATURE

Pursuant to the requirements of the Securities Regulation Code, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY MA. LOURDES C. RAUSA-CHAN Corporate Secretary

Date: 11 February 2003

Distribution Copies: 5 copies – Securities & Exchange Commission

1 copy - Philippine Stock Exchange

1 copy - Company Secretary